SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  FORM 8-A12G/A
                                 Amendment No. 2


  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIESPURSUANT TO SECTION 12(b) OR
                   12(g) OF THESECURITIES EXCHANGE ACT OF 1934


                           Quest Resource Corporation
             (Exact Name of Registrant as Specified in Its Charter)

                Nevada                              90-0196936
                ------                              ----------

        (State of Incorporation                  (I.R.S. Employer
           or Organization)                    Identification No.)


    9520 North May Ave., Suite 300
        Oklahoma City, Oklahoma                       73120
  (Address of Registrant's Principal                (Zip Code)
          Executive Offices)


      Securities Act registration statement file number to which this form relates: None

     Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (Title of Class)






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     This Amendment No. 2 amends and restates Registrant's Form 8-A Registration
Statement, filed with the SEC on December 14, 1988, as amended by Amendment No. 1, filed with the SEC on December 20, 1988.

Item 1. Description of Registrant's Securities to be Registered.

Common Stock
------------

     Quest Resource Corporation, formerly known as HYTK Industries Inc. (the "Company"), has 380,000,000 shares of Common Stock, $.001 par value, authorized. Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's board of directors out of funds legally available for the payment of dividends. In the event of the Company's liquidation, dissolution, or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts owed to creditors and holders of preferred stock, if any. All outstanding shares of the Company's Common Stock are fully paid and non-assessable.

Certain Voting Requirements

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders At all stockholders' meetings, one-third of all shares entitled to vote constitutes a quorum. Cumulative voting of shares of Common Stock is prohibited, which means that the holders of a majority of shares voting for the election of directors can elect all members of the Company's board of directors. Except as otherwise required by applicable law and except for certain matters set forth in the Company's articles of incorporation (such matters set out below) or in the certificate of designation for any series of preferred stock, a majority vote is sufficient for any act of stockholders.

     The Company's articles of incorporation authorize the board of directors to sell, pledge, lease, exchange, liquidate, or otherwise dispose of all or substantially all of the property or assets of the Company, including its goodwill, if not in the ordinary course of its business, upon such terms and conditions as the board of directors may determine; provided, however, that such transaction shall be authorized or ratified by the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon at a stockholders' meeting duly called for such purpose, or authorized or ratified by the written consent of the holders of all of the shares entitled to vote thereon; and provided, further, that any such transaction with any substantial stockholder or affiliate of the Company shall be authorized or ratified by the affirmative vote of the holders of at least two-thirds of the shares entitled to vote thereon at a stockholders' meeting duly called for that purpose, unless such transaction with any subsidiary of the Company or is approved by the affirmative vote of a majority of the continuing directors of the Company, or is authorized or ratified by the written consent of the holders of all the shares entitled to vote thereon.

     Further, the Company's articles of incorporation authorize the board of directors to merge, consolidate, or exchange all of the issued or outstanding shares of one or more classes of the Company upon such terms and conditions as the board of directors may authorize; provided, however, that such merger, consolidation, or exchange shall be approved or ratified by the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon at a stockholders' meeting duly called for that purpose, or authorized or ratified by the written consent of the holders of all of the shares entitled to vote thereon; and provided, further, that any such merger, consolidation, or exchange with any substantial stockholder or affiliate of the Company shall be authorized or ratified by the affirmative vote of the


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holders of at least two-thirds of the shares entitled to vote thereon at a stockholders' meeting duly called for that purpose, unless such merger, consolidation, or exchange is with any subsidiary of the company or is approved by the affirmative vote of a majority of the continuing directors of the Company, or is authorized or ratified by the written consent of the holders of all the shares entitled to vote thereon.

Other Matters

     The holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Effect of Preferred Stock on Holders of Common Stock
----------------------------------------------------

     The Company is authorized to issue up to 50 million shares of preferred stock, in one or more series, having rights senior to the Company's Common Stock. The Company's board of directors is authorized to establish the powers, rights, preferences, privileges and designations of one or more series of preferred stock without further stockholder approval.

Series A Preferred Stock

     The Company's board of directors has authorized the issuance of 500,000 shares of preferred stock which are designated as Series A Convertible Preferred Stock (the "Series A Preferred Stock").

Dividend Rights. The holders of the Series A Preferred Stock are entitled to receive, from funds legally available for the payment of dividends, a cash dividend in an amount equal to 10% per annum of the $10 liquidation preference per share of Series A Preferred Stock. The dividend on the Series A Preferred Stock is cumulative from the date of issuance of the Series A Preferred Stock, and payable quarterly in arrears, as declared by the Company's board of directors, on February 28, May 31, August 31 and November 30 of each calendar year. Dividends on the Series A Preferred Stock accrue, whether or not funds are legally available for the payment thereof, from the issue date. Unpaid dividends accrue interest at the rate of 15% per annum.

Distributions Upon Liquidation, Dissolution and Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the Company's affairs, before any distribution or other payment may be made to the holders of any junior securities, the holders of the Series A Preferred Stock are entitled to be paid the $10 liquidation preference per share of Series A Preferred Stock as of such date, plus accrued and unpaid dividends. The Company must make such payments in cash. If upon any such voluntary or involuntary liquidation, dissolution or other winding up of the Company's affairs, the net assets distributable among the holders of the Series A Preferred Stock are insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets distributable to such holders will be distributed among them ratably.

Redemption of the Series A Preferred Stock by the Company. The Company may, at its option, redeem in cash at any time, in whole or in part, the Series A Preferred Stock for a redemption price equal to the $10 liquidation preference per share of Series A Preferred Stock, plus accrued and unpaid dividends, to and including the date of such redemption.

Conversion of the Series A Preferred Stock. The holders of the Series A Preferred stock have the right, at their option, at any time, to convert any or all of their Series A Preferred Stock into fully paid and nonassessable shares of the Company's Common Stock. The Company may, at its option, at any time automatically convert all of the outstanding shares of Series A Preferred Stock into fully paid and nonassessable shares of Common Stock. Each share of Series A Preferred Stock is convertible into


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1.6 shares of the Company's Common Stock, subject to adjustment for Common Stock dividends, subdivisions or reclassifications of Common Stock, or combinations of Common Stock, and for other distributions to the holders of Common Stock. No fractional shares of Common Stock will be issued upon the conversion of the Series A Preferred Stock.

Voting Rights. If dividend payments on the Series A Preferred Stock are in default for six or more consecutive quarterly periods, the Series A Convertible Preferred Stock will have the right to elect, as a class, the largest number of directors constituting a minority of the Company's board of directors, until such time as all of the accrued dividends on the Series A Preferred Stock have been paid.

Anti-Takeover Provisions
------------------------

     Some provisions of Nevada law and some of the provisions included in the Company's articles of incorporation and bylaws could make the acquisition of the Company by means of a tender offer more difficult. The provisions of Nevada law, which are described below, as well as the Company's ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company's board of directors.

Nevada Law

     The Nevada Revised Statutes (the "NRS") contain two provisions, described below as "Combination Provisions" and the "Control Share Act," that may make more difficult the accomplishment of unsolicited or hostile attempts to acquire control of the Company through certain types of transactions.

Restrictions on Certain Combinations Between Nevada Resident Corporations and Interested Stockholders. The NRS includes the Combination Provisions prohibiting certain "combinations" (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an "interested stockholder" (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation's stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder's date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto. The Company's articles of incorporation does not currently contain a provision rendering the Combination Provisions inapplicable.

Nevada Control Share Act. Nevada's Control Share Act imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of "control shares" of a person or group ("Acquiring Person") purchasing a "controlling interes" in an "issuing corporation" (as defined in the NRS) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an "issuing corporation", unless the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest provide that it is inapplicable. The Company's articles of incorporation and bylaws do not currently contain a provision rendering the Control Share Act inapplicable.

     Under the Control Share Act, an "issuing corporation" is a corporation organized in Nevada which has 200 or more stockholders of record, at least 100 of whom have addresses in that state appearing on the company's stock ledger, and which does business in Nevada directly or through an affiliated company. The Company's status at the time of the occurrence of a transaction governed by the Control


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Share Act (assuming that the Company's articles of incorporation or bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable. The Company does not currently conduct any business in Nevada directly or through an affiliated company.

     The Control Share Act requires an Acquiring Person to take certain procedural steps before he or it can obtain the full voting power of the control shares. "Control shares" are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a "controlling interest," and (2) acquired within 90 days immediately preceding that date. A "controlling interest" is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power of the corporation in the election of directors. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as "interested stockholders" (as defined below).

     To obtain voting rights in control shares, the Acquiring Person must file a statement at the principal office of the issuer ("Offeror's Statement") setting forth certain information about the acquisition or intended acquisition of stock. The Offeror's Statement may also request a special meeting of stockholders to determine the voting rights to be accorded to the Acquiring Person. A special stockholders' meeting must then be held at the Acquiring Person's expense within 30 to 50 days after the Offeror's Statement is filed. If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.

     At the special or annual meeting at which the issue of voting rights of control shares will be addressed, "interested stockholders" may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise. The Company's articles of incorporation and bylaws do not currently contain a provision allowing for such voting power.

     If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a notice advising them of the fact and of their right to receive "fair value" for their shares. The Company's articles of incorporation and bylaws do not provide otherwise. By the date set in the dissenter's notice, which may not be less than 30 nor more than 60 days after the dissenter's notice is delivered, any such stockholder may demand to receive from the corporation the "fair value" for all or part of his shares. "Fair value" is defined in the Control Share Act as "not less than the highest price per share paid by the Acquiring Person in an acquisition."

     The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest: (1) if the Acquiring Person fails to deliver the Offeror's Statement to the corporation within 10 days after the Acquiring Person's acquisition of the control shares; or (2) an Offeror's Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. The Company's articles of incorporation and bylaws do not address this matter.

Articles of Incorporation Provisions

Classified Board. The Company's articles of incorporation provide that if there are six or more directors


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the board of directors will be divided into three classes of directors serving staggered three-year terms. The classes of directors will be as nearly equal in number as possible. The Company currently has six directors. Because a third party will not be able to gain control of the Company's board of directors through a proxy contest, this provision may have the effect of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors, without regard to whether consideration of such nominees might be harmful or beneficial to the Company or the Company's stockholders.

Stockholder Nomination of Directors. The Company's articles of incorporation require advance notice of all stockholders' nominations for election of directors. Stockholders are required to deliver prior written notice of any director nomination:

     o no less than 14 days and no more than 50 days before the meeting date, or

     o if less than 21 days' notice or public disclosure of the meeting date is given to stockholders, no later than 7 days after the notice of meeting date is mailed or publicly announced, whichever occurs first.

Such notice must be accompanied by specific information of the sort needed by the Company for inclusion in any proxy materials in accordance with the Securities Exchange Act of 1934 (the "Exchange Act"). No nominee will be considered at a meeting of the stockholders unless nominated in accordance with the procedures set forth in the articles of incorporation. Accordingly, this provision may have the effect of precluding or delaying a contest for the election of directors if the designated procedures are not followed.

Blank-Check Preferred Stock. Under the Company's articles of incorporation, the Company is authorized to issue 50 million shares of preferred stock, $0.001 par value. These shares may be divided into any series of preferred stock as the Company's board of directors determines. The preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions established by the Company's board of directors.

Bylaw Provisions

Advance Notice Provision; Stockholder Nomination of Directors. Stockholders are required to deliver prior written notice to the Company of any proposal that they intend to present at a stockholders' meeting:

     o no less than 50 days and no more than 75 days before the meeting date, or

     o if less than 65 days' notice or public disclosure of the meeting date is given to stockholders, no later than 15 days after the notice of meeting date is mailed or publicly announced, which ever occurs first.

The Company's bylaws also contain a stockholder nomination of directors provision which conforms to the notice provisions contained in the Company's articles of incorporation discussed above.

These notices must be accompanied by specific information of the sort needed by the Company for inclusion in any proxy materials prepared in accordance with the Exchange Act. No nominee or shareholder proposal will be considered at a meeting of the stockholders unless nominated or proposed in accordance with the procedures set forth in these provisions. Accordingly, these provisions may have the effect of precluding or delaying a contest for the election of directors or the consideration of stockholder


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proposals if the designated procedures are not followed. Such provisions may have the effect of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company or its stockholders.

Who May Call a Special Meeting of Stockholders. The Company's bylaws permit only the Company's Chairman of the board of directors, the President and the board of directors to call a special meeting of stockholders. The purpose of this provision is to avoid the time, expense and disruption resulting from holding special meetings of stockholders in addition to annual meetings, unless the special meetings are approved by the Company or the board of directors. However, this provision may have the effect of delaying a change in control of the Company or delaying the presentation to the stockholders of a stockholder proposal favored by certain stockholders.

Stockholder Action Other Than at a Meeting Requires Unanimous Consent. The Company's bylaws permit stockholders to take action without a meeting only upon the unanimous consent of all stockholders.

Item 2.  Exhibits

     The  following exhibits are filed as a part hereof:

     3.1  Restated Articles of Incorporation of the Company.

     3.2 Second Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 14, 2005).

     4.1  Specimen of certificate for shares of Common Stock.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          QUEST RESOURCE CORPORATION



Date:  December 7, 2005                  By: /s/ Jerry D. Cash
                                             ----------------------------------
                                             Jerry D. Cash
                                             Chief Executive Officer and
                                             President



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